October 3, 2013

Mr. Edward Bartz

Staff Attorney

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

AmericaFirst Quantitative Funds, File Nos. 333-179594, 811-22669

Dear Mr. Bartz:

On August 9, 2013, AmericaFirst Quantitative Funds (the "Registrant"), on behalf of its series the AmericaFirst Seasonal Trends Fund (the "Fund"), filed Post-Effective Amendment Number 3 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On September 19, 2013, you provided oral comments to the Registration Statement.  Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.  Additionally, the Registrant will include comment-related revisions for the Fund in the annual update to the Registrant's Registration Statement, which will include the four other series of the Registrant.

PROSPECTUS

Comment 1.

Please amend the Fees and Expense of the Fund fee table to provide a break between Shareholder Fees and Annual Fund Operating Expenses to increase the clarity of presentation for prospective shareholders.

Response.

The Registrant has amended the table as requested.

Comment 2.

Please confirm that estimated "Other Expenses" includes estimated costs of short selling.

Response.

The Registrant so confirms.

Comment 3.

Please confirm that a copy of the expense limitation agreement will be included as an exhibit in the next pre-effective amendment to the Registration Statement.

Response.

The Registrant so confirms.

Comment 4.

Under the heading Principal Investment Strategies, please (i) confirm that foreign securities are not a part of the Fund's principal investment strategy; (ii) please include a reference to "junk bonds" when first describing high-yield bonds; and (iii) please provide more detail as to how the adviser selects individual stocks.

Response.

The Registrant (i) confirms that foreign securities are not a part of the Fund's principal investment strategy; (ii) has included a reference to "junk bonds" when first describing high-yield bonds; and (iii) has amended stock selection disclosure to read substantially to the effect that the adviser selected stocks it believes are relatively undervalued by applying quantitative modeling techniques that use numerous factors including (but not limited to) dividend yield, price momentum, trading volume, operating earnings yield, and price as compared to simple and exponential moving averages.

Comment 5.

Under the sub-heading Principal Investment Strategies following the heading Additional Information About the Fund's Principal Investment Strategies and Related Risks, please summarize or reproduce, from the Prospectus summary, the parts of the principal investment strategies related to achieving the Fund's investment objective.

Response.

The Registrant has amended disclosures to reproduce Prospectus summary elements of the principal investment strategies related to achieving the Fund's investment objective.

STATEMENT OF ADDITIONAL INFORMATION

Comment 6.

Please confirm that securities of other investment companies, including unit investment trusts, are not a principal investment strategy and that any estimated acquired fund fees and expenses are included in the prospectus fee table.

Response.

The Registrant confirms that securities of other investment companies, including unit investment trusts, are not a principal investment strategy and that it estimates acquired fund fees and expenses will be zero, and therefore, are not included in the prospectus fee table.

Comment 7.

Under the heading Trustees and Officers, please expand the description of Trustee qualifications to provide more detail as to the experience and credentials that make each Trustee qualified to serve.

Response.

The Registrant has amended the description of Trustee qualifications to read substantially as follows.

The Board members were selected to serve as such because of their relevant past experience.  Generally, the Trust believes that each Trustee is competent to serve because of their individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes and (iv) skills.  Mr. Dencavage has over 28 years of experience in the primary and secondary public education administration with a focus on financial, budget and accounting management. This experience has included accounting, budget, facilities, fiscal operations, food services, maintenance, payroll, purchasing, risk management, and transportation services while serving districts with annual budgets from ranging from $45 million to over $500 million.  In addition, he holds a Masters of Business Administration degree from California State University, Sacramento.  Ms. Barr possesses over 30 years of business experience as an executive, including serving as a Senior Vice President, in the financial services industry including over 10 years of mutual fund experience serving in the administration and compliance areas as Chief Administrative Officer and/or Chief Compliance Officer for registered investment advisers and another investment company mutual fund complex.  Additionally, Ms. Barr has executive level experience in the fund distribution area as well as the risk management area for funds and advisers.  Ms. Barr possesses a strong first-hand understanding of the regulatory framework under which investment companies must operate based on her years of service to other mutual funds.  In addition, she holds a Bachelor’s degree from the University of Pittsburgh.  Mr. Gonsalves has over a decade of experience in the financial services industry including serving as president of registered investment adviser, executive at a financial consulting services company and a broker-dealer.  Additionally, he is well versed in the regulatory framework under which investment companies must operate based on his service as portfolio manager to the Funds.  The Trust does not believe any one factor is determinative in assessing a Trustee's qualifications, but that the collective experience of each Trustee makes them each highly qualified and well versed in the regulatory framework under which investment companies must operate.

*****************************

The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP